GRANUM SERIES TRUST

AMENDMENT TO THE FULFILLMENT SERVICING AGREEMENT

THIS AMENDMENT dated as of January 1, 2002 to the Fulfillment Servicing Agreement dated as of February 13, 1997, by and between Granum Series Trust, a Delaware business trust, and Firstar Mutual Fund Services, LLC, a Wisconsin limited liability company, shall be as follows:

Effective January 1, 2002, the name Firstar Mutual Fund Services, LLC has been changed to U.S. Bancorp Fund Services, LLC. Accordingly, all references to Firstar Mutual Fund Services, LLC in this Agreement should be replaced with U.S. Bancorp Fund Services, LLC. Similarly, any references to Firstar Bank, N.A. should be replaced with U.S. Bank, N.A.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts as of the day and year first written above.

GRANUM SERIES TRUST	U.S. BANCORP FUND SERVICES, LLC

By: /s/ Jonas Siegel Jonas Siegel	By: /s/ Dana L. Armour Dana L. Armour